UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended .... December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .... ________________
to .... ________________

Commission File Number 01-07284

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN
c/o Baldor Benefits Advisory Committee
5711 R. S. Boreham, Jr Street
Fort Smith, Arkansas 72901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baldor Electric Company
5711 R. S. Boreham, Jr Street
Fort Smith, Arkansas 72901

REQUIRED INFORMATION

The Baldor Electric Company Employees' Profit Sharing and Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as part of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Baldor Electric Company Benefits Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

Date: June 28, 2006

By: 

Ronald E. Tucker
Member, Benefits Advisory Committee

INDEX OF EXHIBITS

Exhibit No.	Description
1	Consent of Independent Registered Accounting Firm filed herewith



Consent of Independent Registered Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Forms S-8 No. 33-28239 and No. 333-33287) pertaining to the Baldor Electric Company Employees' Profit Sharing and Savings Plan of our report dated June 12, 2006, with respect to the financial statements and schedule of the Baldor Electric Company Employees' Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

BKD, LLP

Fort Smith, Arkansas
June 28, 2006



Baldor Electric Company Employees' Profit Sharing and Savings Plan

EIN 43-0168840 PN 001

Accountants' Report and Financial Statements

December 31, 2005 and 2004


BKD
LLP

Baldor Electric Company Employees' Profit Sharing and Savings Plan

December 31, 2005 and 2004

Contents



Report of Independent Registered Public Accounting Firm

Audit Committee of the Board of Directors
Baldor Electric Company
Baldor Electric Company Profit Sharing and Savings Plan
Fort Smith, Arkansas

We have audited the accompanying statement of net assets available for benefits of Baldor Electric Company Profit Sharing and Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Baldor Electric Company Profit Sharing and Savings Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Fort Smith, Arkansas
June 12, 2006

Federal Employer Identification Number: 44-0160260



LAWRENCE, SCHLUTERMAN & SCHWARTZ, LTD.
Certified Public Accountants

2411 South Waldron Road
Fort Smith, Arkansas 72903
Telephone (501) 484-7211
Fax (501) 484-7802

W. Sid Lawrence, CPA
Michael L. Schluterman, CPA
Larry J. Schwartz, CPA

Report of Independent Registered Public Accounting Firm

Audit Committee of the Board of Directors
Baldor Electric Company
Baldor Electric Company Profit Sharing and Savings Plan
Fort Smith, Arkansas

We have audited the accompanying statement of net assets available for benefits of Baldor Electric Company Employees' Profit Sharing and Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Baldor Electric Company Profit Sharing and Savings Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lawrence, Schluterman & Schwartz, Ltd.

Lawrence, Schluterman & Schwartz, Ltd
Certified Public Accountants

Fort Smith, Arkansas
June 15, 2005

Federal Employer Identification Number: 71-0669792

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

Assets

	2005	2004
Investments, At Fair Value	$ 214,037,404	$ 212,964,814
Receivables		
Employer's contribution	8,938,083	6,885,639
Accrued interest and dividends	484,172	459,324
	9,422,255	7,344,963
Net Assets Available for Benefits	$ 223,459,659	$ 220,309,777


SEC MAIL PROCESSING
RECEIVED
JUN 2 9 2006
WASH, D.C.
199
SECTION

See Notes to Financial Statements

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2005 and 2004

	2005	2004
Investment Income		
Net appreciation (depreciation) in fair value of investments	$ (3,579,972)	$ 18,342,456
Interest and dividends	6,880,626	6,255,337
Net investment income	3,300,654	24,597,793
Contributions		
Employer	10,021,169	7,910,324
Participants	5,944,589	5,502,281
	15,965,758	13,412,605
Transfer in from other plans		
Energy Dynamics, Inc. 401(k) Plan	—	193,136
Total additions	19,266,412	38,203,534
Deductions		
Benefits paid directly to participants	15,631,794	12,578,521
Administrative expenses	484,736	406,012
Total deductions	16,116,530	12,984,533
Net Increase	3,149,882	25,219,001
Net Assets Available for Benefits, Beginning of Year	220,309,777	195,090,776
Net Assets Available for Benefits, End of Year	$ 223,459,659	$ 220,309,777

See Notes to Financial Statements

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Note 1: Description of the Plan

The following description of Baldor Electric Company Employees' Profit Sharing and Savings Plan (Plan) provides only general information. Participants should refer to the Plan document and *Summary Plan Description* for a more complete description of the Plan's provisions, which are available from the plan administrator.

General

The Plan is a defined contribution plan sponsored by Baldor Electric Company for the benefit of its employees, for the savings plan, who have at least two months of service and profit sharing benefits for employees with at least 2 years of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). AMVESCAP, Inc. is the trustee and serves as the custodian of the Plan.

Plan Merger

On July 1, 2004, the Energy Dynamics, Inc. 401(k) Plan was merged into the Baldor Electric Company Employees' Profit Sharing and Savings Plan. The transferred net assets have been recognized in the accounts of the Baldor Electric Company Employees' Profit Sharing and Savings Plan as of July 1, 2004, at their balances as previously carried in the accounts of the energy Dynamics, Inc. 401(k) Plan. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from July 1, 2004. The net assets transferred, at fair value, into the Baldor Electric Company Employees' Profit Sharing and Savings Plan totaled $193,136.

Contributions

The Plan permits eligible employees, through a salary deferral election, to have the Company make annual contributions of up to 50% of eligible compensation. The employee can elect a certain percentage of salary to be withheld before-tax and a portion to be withheld after-tax, which together shall be referred to as the Employee Contributions. Employee rollover contributions are also permitted. The Company makes matching contributions of 25% of the employees' salary deferral amounts up to 6% of employees' compensation and profit-sharing contributions. Company profit-sharing contributions are 12% of the Company's domestic income before income taxes, as defined in the Plan document. Contributions are subject to certain limitations.

Participant Investment Account Options

Participants direct the investment of their contributions as well as the Company's contribution into various investment options offered by the Plan. The Plan currently offers 7 mutual funds, Baldor Electric Company common stock and 2 trust funds as investment options for participants. The

Plan's investment committee has the option to amend the choice of investment options from time to time.

The Plan document also includes an automatic deferral feature whereby a participant is treated as electing to defer 2% of eligible compensation unless the participant made an affirmative election otherwise.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions as well as any Company match or profit sharing contribution made plus earnings thereon.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount, a payment in the form of an annuity contract, or a combination of a lump sum payment and an annuity.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Tax Status

The Plan obtained its latest determination letter on August 30, 2002, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Plan, at the Company's discretion.

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Note 3: Investments

The Plan's investments are held by Princeton Retirement Group. The following table presents the Plan's investments. Investments that represent 5% or more of total plan assets are separately identified.

	2005	2004
Investments at Fair Value as Determined by Quoted Prices in an Active Market		
Common Stock		
Baldor Electric Company Common Stock	$ 77,275,696	$ 86,760,368
Trust Funds		
INVESCO Stable Value Trust	75,131,209	77,323,620
INVESCO S&P 500 Fund	21,242,480	21,229,793
Mutual Funds	31,025,728	26,009,061
	204,675,113	211,322,842
Investments at Estimated Fair Value		
Participant Loans	9,362,291	8,986,935
Total Investments	$ 214,037,404	$ 220,309,777

During the years ended December 31, 2005 and 2004, the Plan's investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value by $(3,579,972) and $18,342,456, respectively, as follows:

	2005	2004
Investments at Fair Value as Determined by Quoted Prices in an Active Market		
Common Stock	$ (5,534,555)	$ 15,243,270
Trust funds	1,030,475	1,309,821
Mutual funds	924,108	1,789,365
Net appreciation in fair value	$ (3,579,972)	$ 18,342,456

Interest dividends realized on the Plan's investments for the years ended December 31, 2005 and 2004 were $6,880,626 and $6,255,337, respectively.

Note 4: Party-in-Interest Transactions

Certain Plan investments are shares of trust funds managed by AMVESCAP Investments. AMVESCAP Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Transaction processing and account administration fees paid by the Plan to AMVESCAP for 2005 and 2004 were $484,736 and $406,012, respectively.

Note 5: Plan Amendments

Effective June 30, 2005, the Plan was amended and restated (1) to permit the Company match to be invested according to the participant's investment election instead of requiring it to be invested in the Baldor Common Stock Fund, (2) the participant to elect to receive any dividends on Baldor common stock directly and (3) to add an automatic enrollment feature to the Plan which includes a 2% salary deferral of eligible compensation unless the employee makes an affirmative election not to participate.

Supplemental Schedules

Baldor Electric Company Employees' Profit Sharing and Savings Plan

EIN 43-0168840 PN 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issuer	Description of Investment	Current Value
Mutual Funds		
American Funds	American Balanced – Class A, 497,839 shares	$ 8,871,492
American Funds	Europacific Growth Fund, 105,684 shares	4,343,616
Dreyfus	Dreyfus Premier Small Cap Value, 180,583 shares	3,875,304
Columbia	Columbia Acorn – Class A, 138,829 shares	3,827,512
American Funds	Growth Fund of America, 118,811 shares	3,666,496
VanKampen	Growth & Income Fund, 160,987 shares	3,306,664
PIMCO	Total Return Fund, 298,537 shares	3,134,644
Collective Trust Funds		
INVESCO	Stable Value Trust Fund, 75,131,209 shares	75,131,209
INVESCO	500 Index Trust, 652,410 shares	21,242,480
Common Stock		
*Baldor Electric Company	Baldor Electric Company Common Stock, 3,002,331 shares	77,275,696
Participant Loans	Various loans with interest rates of 5% to 10.5%	9,362,291
		$ 214,037,404

(a) An "*" indicates a known party-in-interest to the Plan. Baldor Electric Company is the Plan Sponsor.

Baldor Electric Company Employees' Profit Sharing and Savings Plan

EIN 43-0168840 PN 001

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2005

Identity	Description	Purchase Price	Selling Price	Cost of Asset	Net Gain or (Loss)
Baldor Electric Company	Baldor Electric Company Common Stock	$25,659,893	$27,605,619		